UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2016
Commission File No.: 001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant's name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit 1: Registrant's press release entitled "RedHill Biopharma Reports condensed interim unaudited financial information for the nine and three months period ended September 30, 2016".

Exhibit 2: Registrant’s condensed interim unaudited financial information as of September 30, 2016 and for the three months then ended.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286) and on October 29, 2015 (Registration No. 333-207654)  and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333- 209702).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(Registrant)

Date: November 14, 2016	By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer